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                            December 5, 2023

       Wanjun Yao
       Chief Executive Officer
       Tungray Technologies Inc.
       #02-01, 31 Mandai Estate,
       Innovation Place Tower 4,
       Singapore 729933

                                                        Re: Tungray
Technologies Inc.
                                                            Amendment No. 7 to
Registration Statement on Form F-1
                                                            Filed November 29,
2023
                                                            File No. 333-270434

       Dear Wanjun Yao:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

       Amendment No. 7 to Registration Statement on Form F-1

       Financial Statements
       Note 2. Summary of significant accounting policies
       Prepayments, page F-10

   1. We note your response to the prior comment and your revised disclosures on pages F-10 and F-42. Please expand
your disclosures to address the following points.
                                                            Please clarify why
agreements for inventory costs paid to suppliers and service fees paid to providers
must be prepaid and explain how the amounts are determined
                                                            according to the
respective agreements.
                                                            With regard to your
policy disclosure stating that you review the prepaid
                                                            amounts
periodically and use an "aging method" and "specific losses on individual
                                                            exposures...to
estimate the allowance for uncollectible or unrealized balances, describe the manner
by which you assess this ability and determine whether a general
 Wanjun Yao
Tungray Technologies Inc.
December 5, 2023
Page 2
           allowance or a specific impairment is appropriate and necessary. Also describe the provisions of the agreements, if any, under which a supplier or provider would be required to refund the amounts advanced.
             Identify any aspects of your periodic reviews of the amounts advanced which evaluate recoverability based on the market values (quantity or price guarantees) of the contracted volumes of inventory that will be received in satisfaction of these amounts.
             Please identify the specific authoritative accounting literature that you have relied upon in accounting for these agreements, considering any provisions for quantity and price guarantees, and recovery of cash advances.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,
FirstName LastNameWanjun Yao
                                                           Division of
Corporation Finance
Comapany NameTungray Technologies Inc.
                                                           Office of Technology
December 5, 2023 Page 2
cc:       Anna Jinhua Wang
FirstName LastName